Ref.: File No. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

15,295,240 shares issued and outstanding

SUPPL

RECEIVED 2006 APR 12 A 11:42 OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 27, 2006

GLOBEX VENDS SUFFIELD MINE PROPERTY

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce the signing of a Binding Letter of Agreement with SILVER CAPITAL AGi.G., of Germany regarding Globex's Suffield property in Ascot township near Sherbrooke, Quebec.

SILVER CAPITAL AGi.G., a private company, has agreed to purchase the Suffield property for 65,000 Euros payable in two installments, 15,000 Euros payable immediately and 50,000 Euros due by June 1, 2006. In addition, SILVER CAPITAL AG will issue 400,000 common shares to Globex at a deemed value of 1.25 Euros per share. SILVER CAPITAL AG plans to go public on the German market by late 2006.

Upon production of any metals from the property, Globex will receive a 3% Net Metal Royalty.

The Suffield property includes the former Suffield Mine, a zinc, copper, lead, silver deposit which has a historical non 43-101 conformable resource of 540,000 tonnes grading 7% Zn, 0.9 % Cu, 0.5% Pb, 91 g/t Ag and 0.27 g/t Au (source Noranda Inc., 1989).

Several other sulphide zones are known on the property including the former small producer called Howard Mines and the Silver Star, North Howard and #4 Shaft areas. Surface sampling of the Silver Star showing has returned values of up to **12.5% copper, 408.1 g/t silver and 46.3 g/t gold** in select samples.

In addition, drilling immediately north of the former Suffield Mine intersected significant gold values including but not limited to the following:

06012464

Hole #	Gold Grade	Core Length
55-5	9.2 g/t	5.18 m
55-19	5.5 g/t	1.83 m
3-357	17.8 g/t	1.67 m
3-370	6.2 g/t	1.52 m
	6.5 g/t	1.52 m

PROCESSED
APR 12 2006
THOMSON FINANCIAL

SILVER CAPITAL AG is a unique investment vehicle focused on all aspects of direct and indirect investments in the silver market. This means the company can invest shareholder funds in any silver related listed and/or unlisted company in the world. In addition, SILVER CAPITAL AG intends to buy physical silver, will buy and sell future contracts, warrants and options on silver and last but not least will invest a larger part of its silver investment portfolio in silver related projects world wide. A first pre-IPO private placement will be offered to investors in the coming weeks mainly in Germany and North America for a total amount of 1 Million Euros.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 - 2(b)
CUSIP Number 379900 10 3

dlw 4/12

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Globex Mining Enterprises Inc.
"At Home in North America"
15,295,240 shares issued and outstanding

GLOBEX

Ref.: File No. 82-4025

March 13, 2006

GLOBEX DEALS FABIE BAY AND MAGUSI RIVER DEPOSITS IN ORDER TO ACCELERATE PRODUCTION

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce that it has concluded a "Binding Letter of Intent" with a private group with finance and mining expertise regarding the mining of Globex's Fabie Bay and Magusi River copper, zinc, silver and gold deposits located in Hebecourt township, Quebec.

Under the agreement, Globex is to receive $1,000,000 in four cash payments. Payments will consist of $50,000 upon signing, $200,000 by May 31, 2006 and $500,000 by August 31, 2006 plus an additional payment of $250,000 upon commercial production.

The private group will go public and Globex will receive a staged cumulative share position in the new public company such that at commercial production, Globex will own 10% of the shares of the new company.

The new company will forthwith commence project planning including permitting, a feasibility study, etc. and will raise all funds necessary to place the deposits into commercial production.

Globex will retain a 2% Net Metal Royalty (NMR) plus a 10% Net Profits Interest (NPI). The NPI will become payable in addition to the 2% NMR upon the public company recouping up to $10 million of project capital.

It will be the new public company's mandate to achieve commercial production at Fabie Bay as soon as possible.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 - 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com